Exhibit 99.1

Heritage Commerce Corp Earns $2.4 Million in Third Quarter

San Jose, CA – October 23, 2008 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported net income of $2.4 million, or $0.21 per diluted share in the third quarter ended September 30, 2008, compared to $3.2 million, or $0.24 per diluted share, for the same quarter a year ago, and a net loss of $3.1 million, or ($0.26) per diluted share for the second quarter of 2008. For the first nine months of 2008, net income was $1.1 million, or $0.09 per diluted share, compared to $11.3 million, or $0.91 per diluted share, for the same period a year ago.

Third Quarter 2008 Financial Highlights

♦ Total assets were $1.51 billion, an increase of 14% from September 30, 2007, and 2% from June 30, 2008.

♦ Loans increased 31% to $1.25 billion, an increase of $295 million from the third quarter of 2007 and an increase of $41 million or 3% compared to June 30, 2008.

♦ Commercial loans accounted for 43% of the loan portfolio, compared to 40% a year ago.

♦ The Company has no direct exposure to subprime loans or securities, nor does it own any Fannie Mae or Freddie Mac equity securities.

♦ Capital ratios qualify as well capitalized by regulatory standards. The leverage ratio was 8.27% at September 30, 2008.

♦ The regular quarterly cash dividend of $0.08 per share was maintained in the quarter.

"Despite poor economic conditions and a volatile rate environment, I am happy to report that our third quarter earnings demonstrate solid performance, primarily due to the continued focus of our people on our customers," said Walter Kaczmarek, President and Chief Executive Officer.

Balance Sheet and Capital Management

Heritage's assets totaled $1.51 billion at September 30, 2008, compared to $1.33 billion a year ago, and $1.49 billion at June 30, 2008. Total loans were $1.25 billion at September 30, 2008, compared to $0.95 billion at September 30, 2007, and $1.21 billion at June 30, 2008. Deposits totaled $1.19 billion at September 30, 2008, compared to $1.10 billion at September 30, 2007, and $1.16 billion at June 30, 2008.

The securities portfolio of $107.6 million at September 30, 2008 consisted primarily of short term U.S. Treasury securities, U.S. government sponsored entities' debt securities, mortgage-backed securities, collateralized mortgage obligations, and municipal bonds.

The Company's loan portfolio at September 30, 2008 consisted of 43% commercial loans, 32% commercial real estate mortgage loans, 20% land and construction, and 5% consumer and other loans.

The Company's deposits increased by 8% in the past year.

The Company's loan growth in the nine months ended September 30, 2008 outpaced deposit growth, resulting in an increase in brokered deposits of $145 million for the first nine months of 2008, and $76 million for the third quarter of 2008. The Company's noncore funding (which consists of time deposits, $100,000 and over, brokered deposits, securities sold under agreement to repurchase, and other short-term borrowings) to total assets ratio was 32% at September 30, 2008, compared to 15% a year ago. The Company's loan to deposit ratio was 105% at September 30, 2008, compared to 87% a year ago.

Shareholders' equity decreased to $144.3 million, or $8.18 tangible book value per share, at September 30, 2008, compared to $168.4 million, or $9.18 tangible book value per share, a year ago, and increased from $141.7 million, or $7.96 tangible book value per share, at June 30, 2008. Shareholders' equity and regulatory capital ratios were lower at September 30, 2008, compared to the prior year because of the buyback of 1.4 million common shares during the period for $23.9 million. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The leverage ratio at September 30, 2008 was 8.27%, compared to 11.19% at September 30, 2007, and 8.36% at June 30, 2008.

Credit Quality

Primarily due to a softening in the real estate market, which is expected to continue well into 2009, nonperforming assets ("NPAs") increased by $10.8 million from June 30, 2008 to September 30, 2008. Nonperforming assets totaled $25.1 million, or 1.66% of total assets, at September 30, 2008, compared to $3.4 million, or 0.25% of total assets at September 30, 2007, and $14.3 million, or 0.96% of total assets at June 30, 2008.

Net charge-offs in the third quarter of 2008 were $129,000 or 0.04% of average loans, compared to net recoveries of $868,000 or (0.37%) of average loans in the third quarter of 2007. Net charge-offs in the second quarter of 2008 were $370,000 or 0.13% of average loans.

The Company's provision for loan losses in the third quarter of 2008 was $1.6 million, which is primarily due to the $41 million in loan growth for the quarter, and additional risk in the loan portfolio reflected in the increase in nonperforming loans. The Company had a reverse provision of $500,000 in the third quarter of 2007. The provision for loan losses was $7.8 million in the second quarter of 2008. The total allowance for loan losses was $22.3 million at September 30, 2008, compared to $11.5 million at September 30, 2007, and $20.9 million at June 30, 2008.

Operating Results

Net income during 2008 has been impacted by net interest margin compression, a higher provision for loan losses, and lower noninterest income resulting from the Company's strategic decision to retain, rather than sell, SBA loan production.

Net interest income decreased to $13.0 million for the third quarter of 2008 from $13.8 million for the third quarter of 2007 and increased by $78,000 from the second quarter of 2008. The third quarter of 2008 net interest margin was 3.83%, down 17 basis points, compared to 4.00% for the second quarter this year, and 82 basis points from 4.65% in the third quarter a year ago. For 2008 year-to-date, the net interest margin decreased 88 basis points to 4.04% from 4.92% for the first nine months of 2007. Decreases in the net interest margin are primarily the result of the 325 basis points decline in short-term interest rates from September 1, 2007 through April 30, 2008. On October 8, 2008, the Federal Reserve lowered the targeted federal funds rate by another 50 basis points, to 1.50%.

Noninterest income was $1.7 million for the third quarter of 2008, compared to $1.6 million for the third quarter of 2007, and $1.8 million for the prior quarter. In the first nine months of 2008, noninterest income was $5.0 million, compared to $6.4 million in the first nine months a year ago. Gains on sales of SBA loans were $1.8 million in the first nine months of 2007, with no corresponding income in 2008. Noninterest income was primarily comprised of loan servicing income, the increase in cash surrender value of Company owned life insurance, and service charges on deposit accounts.

Noninterest expense was $10.4 million for the third quarter of 2008, compared to $10.5 million for the third quarter of 2007, and $11.0 million for the second quarter of 2008. In the first nine months of 2008, noninterest expense increased to $32.0 million from $27.3 million for the first nine months a year ago. Operating expenses increased in 2008 due to the acquisition of Diablo Valley Bank on June 20, 2007, the new office in Walnut Creek, the addition of experienced banking professionals, and the write-off of leasehold improvements in the third quarter of 2008 due to the consolidation of our two offices in Los Altos.

Income tax expense for the quarter and nine months ended September 30, 2008 was $309,000 and $39,000, respectively, as compared to income tax expense of $2.2 million and $6.5 million for the same periods in 2007. The effective income tax rate for the quarter and nine months ended September 30, 2008 was 11.2% and 3.5%, respectively, as compared to an effective income tax rate of 40.0% and 36.4% for the same periods in 2007. For the quarter ended June 30, 2008, there was an income tax benefit of $955,000, due to the pre-tax loss of $4.0 million. The difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing limited partnerships and investments in tax-free municipal securities. The effective tax rates in 2008 are lower compared to 2007 because pre-tax income decreased substantially while benefits from tax advantaged investments did not.

The efficiency ratio was 70.56% in the third quarter of 2008, compared to 74.51% in the second quarter of 2008, and 68.21% in the third quarter of 2007. The efficiency ratio for the first nine months of 2008 increased to 72.48% from 61.64% a year ago. The efficiency ratio increased in 2008 primarily due to compression of the net interest margin, a decrease in noninterest income, and an increase in expenses, as discussed above.

The annualized returns on average assets (ROAA) and average equity (ROAE) for the third quarter of 2008 were 0.65% and 6.78%, compared to 0.96% and 7.56% for the quarter ended September 30, 2007, respectively. ROAA and ROAE for the first nine months of 2008 were 0.10% and 0.95%, compared to 1.31% and 10.60% for the first nine months of 2007, respectively. The annualized returns on average tangible assets (ROATA) and average tangible equity (ROATE) for the third quarter of 2008 were 0.67% and 10.15%, compared to 1.00% and 10.55% for the quarter ended September 30, 2007, respectively. ROATA and ROATE for the first nine months of 2008 were 0.10% and 1.39%, compared to 1.33% and 12.12% for the first nine months of 2007, respectively.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Fresno, Sacramento, Oakland, and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

	For the Three Months Ended:			Percent Change From:		For the Nine Months Ended:		
CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	**Sept. 30, 2008**	**June 30, 2008**	**Sept. 30, 2007**	**June 30, 2008**	**Sept. 30, 2007**	**Sept. 30, 2008**	**Sept. 30, 2007**	**Percent Change**
Interest Income	$ 19,197	$ 18,699	$ 22,105	3%	-13%	$ 57,791	$ 57,656	0%
Interest Expense	6,151	5,731	8,324	7%	-26%	18,673	19,751	-5%
Net Interest Income	13,046	12,968	13,781	1%	-5%	39,118	37,905	3%
Provision for Loan Losses	1,587	7,800	(500)	-80%	417%	11,037	(736)	1600%
Net Interest Income after Provision for Loan Losses	11,459	5,168	14,281	122%	-20%	28,081	38,641	-27%
Noninterest Income:								
Gain on Sale of SBA Loans	0	0	60	N/A	-100%	0	1,766	-100%
Servicing Income	491	377	546	30%	-10%	1,347	1,596	-16%
Increase in Cash Surrender Value of Life Insurance	416	418	374	0%	11%	1,232	1,071	15%
Service Charges and Fees on Deposit Accounts	505	537	344	-6%	47%	1,457	954	53%
Other	276	460	315	-40%	-12%	958	1,028	-7%
Total Noninterest Income	1,688	1,792	1,639	-6%	3%	4,994	6,415	-22%
Noninterest Expense:								
Salaries & Employee Benefits	5,665	5,970	5,840	-5%	-3%	17,694	15,413	15%
Occupancy & Equipment	1,348	1,044	1,168	29%	15%	3,511	2,933	20%
Other	3,384	3,984	3,510	-15%	-4%	10,769	8,972	20%
Total Noninterest Expense	10,397	10,998	10,518	-5%	-1%	31,974	27,318	17%
Income (Loss) Before Income Taxes	2,750	(4,038)	5,402	168%	-49%	1,101	17,738	-94%
Income Tax Expense (Benefit)	309	(955)	2,162	132%	-86%	39	6,450	-99%
Net Income (Loss)	**$ 2,441**	**$ (3,083)**	**$ 3,240**	179%	-25%	**$ 1,062**	**$ 11,288**	-91%
PER SHARE DATA								
(unaudited)								
Basic Earnings (Loss) Per Share	$ 0.21	$ (0.26)	$ 0.24	181%	-13%	$ 0.09	$ 0.92	-90%
Diluted Earnings (Loss) Per Share	$ 0.21	$ (0.26)	$ 0.24	181%	-13%	$ 0.09	$ 0.91	-90%
Common Shares Outstanding at Period End	11,820,509	11,806,167	13,123,396	0%	-10%	11,820,509	13,123,396	-10%
Book Value Per Share	$ 12.21	$ 12.01	$ 12.83	2%	-5%	$ 12.21	$ 12.83	-5%
Tangible Book Value Per Share	$ 8.18	$ 7.96	$ 9.18	3%	-11%	$ 8.18	$ 9.18	-11%
KEY FINANCIAL RATIOS								
(unaudited)								
Annualized Return on Average Equity	6.78%	-8.34%	7.56%	181%	-10%	0.95%	10.60%	-91%
Annualized Return on Average Tangible Equity	10.15%	-12.30%	10.55%	183%	-4%	1.39%	12.12%	-89%
Annualized Return on Average Assets	0.65%	-0.85%	0.96%	176%	-32%	0.10%	1.31%	-92%
Annualized Return on Average Tangible Assets	0.67%	-0.88%	1.00%	176%	-33%	0.10%	1.33%	-92%
Net Interest Margin	3.83%	4.00%	4.65%	-4%	-18%	4.04%	4.92%	-18%
Efficiency Ratio	70.56%	74.51%	68.21%	-5%	3%	72.48%	61.64%	18%
AVERAGE BALANCES								
(in $000's, unaudited)								
Average Assets	$ 1,499,734	$ 1,456,396	$ 1,336,195	3%	12%	$ 1,443,641	$ 1,150,486	25%
Average Tangible Assets	$ 1,452,044	$ 1,408,536	$ 1,287,936	3%	13%	$ 1,395,761	$ 1,132,664	23%
Average Earning Assets	$ 1,353,730	$ 1,304,987	$ 1,175,396	4%	15%	$ 1,292,758	$ 1,029,042	26%
Average Total Loans	$ 1,231,931	$ 1,170,274	$ 933,675	5%	32%	$ 1,159,535	$ 788,180	47%
Average Loans Held-For-Sale	$ 0	$ 0	$ 5,348	N/A	-100%	$ 0	$ 12,288	-100%
Average Deposits	$ 1,191,151	$ 1,169,860	$ 1,107,662	2%	8%	$ 1,154,705	$ 944,822	22%
Average Demand Deposits - Noninterest Bearing	$ 261,578	$ 260,361	$ 263,465	0%	-1%	$ 257,054	$ 234,943	9%
Average Interest Bearing Deposits	$ 929,573	$ 909,499	$ 844,197	2%	10%	$ 897,651	$ 709,879	26%
Average Interest Bearing Liabilities	$ 1,066,264	$ 1,018,685	$ 878,799	5%	21%	$ 1,008,692	$ 749,847	35%
Average Equity	$ 143,318	$ 148,660	$ 170,136	-4%	-16%	$ 150,110	$ 142,377	5%
AverageTangible Equity	$ 95,628	$ 100,800	$ 121,877	-5%	-22%	$ 102,230	$ 124,555	-18%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	Sept. 30, 2008	June 30, 2008	Sept. 30, 2007	June 30, 2008	Sept. 30, 2007
ASSETS					
Cash and Due from Banks	$ 35,718	$ 42,642	$ 51,627	-16%	-31%
Federal Funds Sold	100	150	42,600	-33%	-100%
Securities Available-for-Sale, at Fair Value	107,565	116,594	150,116	-8%	-28%
Loans:					
Commercial Loans	532,367	509,887	378,777	4%	41%
Real Estate-Mortgage	405,897	403,526	325,327	1%	25%
Real Estate-Land and Construction	253,134	243,731	205,925	4%	23%
Home Equity	51,981	45,991	39,771	13%	31%
Consumer Loans	5,549	4,686	4,131	18%	34%
Loans	1,248,928	1,207,821	953,931	3%	31%
Deferred Loan Costs, Net	1,412	1,301	727	9%	94%
Total Loans, Net of Deferred Costs	1,250,340	1,209,122	954,658	3%	31%
Allowance for Loan Losses	(22,323)	(20,865)	(11,472)	7%	95%
Net Loans	1,228,017	1,188,257	943,186	3%	30%
Company Owned Life Insurance	40,236	39,819	38,270	1%	5%
Premises & Equipment, Net	9,318	9,052	9,441	3%	-1%
Goodwill	43,181	43,181	42,996	0%	0%
Intangible Assets	4,407	4,584	4,863	-4%	-9%
Accrued Interest Receivable and Other Assets	43,339	42,708	43,320	1%	0%
Total Assets	$ 1,511,881	$ 1,486,987	$ 1,326,419	2%	14%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 257,739	$ 262,813	$ 263,244	-2%	-2%
Demand Deposits-Interest Bearing	139,377	145,151	146,410	-4%	-5%
Savings and Money Market	400,863	435,754	468,263	-8%	-14%
Time Deposits, Under $100	34,792	33,911	32,341	3%	8%
Time Deposits, $100 and Over	168,361	173,766	138,327	-3%	22%
Brokered Deposits	185,052	108,623	52,179	70%	255%
Total Deposits	1,186,184	1,160,018	1,100,764	2%	8%
Securities Sold Under Agreement to Repurchase	35,000	35,000	10,900	0%	221%
Other Short-term Borrowings	95,000	98,000	0	-3%	N/A
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	27,711	28,518	22,678	-3%	22%
Total Liabilities	1,367,597	1,345,238	1,158,044	2%	18%
Shareholders' Equity:					
Common Stock	76,490	75,941	98,093	1%	-22%
Accumulated Other Comprehensive Loss	(512)	(930)	(1,258)	-45%	-59%
Retained Earnings	68,306	66,738	71,540	2%	-5%
Total Shareholders' Equity	144,284	141,749	168,375	2%	-14%
Total Liabilities & Shareholders' Equity	$ 1,511,881	$ 1,486,987	$ 1,326,419	2%	14%
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual Loans	$ 23,095	$ 12,226	$ 2,862	89%	707%
Loans Over 90 Days Past Due and Still Accruing	1,016	1,488	18	-32%	5544%
Total Nonperforming Loans	24,111	13,714	2,880	76%	737%
Other Real Estate Owned	970	580	487	67%	99%
Total Nonperforming Assets	$ 25,081	$ 14,294	$ 3,367	75%	645%
Net Charge-offs (Recoveries)	$ 129	$ 370	$ (868)	-65%	115%
Net Charge-offs as Percent of Average Loans	0.04%	0.13%	-0.37%	-69%	111%
Allowance for Loan Losses to Total Loans	1.79%	1.73%	1.20%	3%	49%
Allowance for Loan Losses to Nonperforming Loans	92.58%	152.14%	398.33%	-39%	-77%
Nonperforming Assets to Total Assets	1.66%	0.96%	0.25%	73%	564%
Nonperforming Loans to Total Loans	1.93%	1.13%	0.30%	71%	543%
OTHER PERIOD-END STATISTICS					
(unaudited)					
Shareholders' Equity / Total Assets	9.54%	9.53%	12.69%	0%	-25%
Loan to Deposit Ratio	105.41%	104.23%	86.73%	1%	22%
Noninterest Bearing Deposits / Total Deposits	21.73%	22.66%	23.91%	-4%	-9%
Leverage Ratio	8.27%	8.36%	11.19%	-1%	-26%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended September 30, 2008			For the Three Months Ended September 30, 2007		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 1,231,931	$ 17,919	5.79%	$ 939,023	$ 19,282	8.15%
Securities	119,582	1,267	4.22%	166,782	1,919	4.56%
Interest bearing deposits in other financial institutions	182	1	2.19%	2,908	31	4.23%
Federal funds sold	2,035	10	1.95%	66,683	873	5.19%
Total interest earning assets	1,353,730	$ 19,197	5.64%	1,175,396	$ 22,105	7.46%
Cash and due from banks	34,234			40,334		
Premises and equipment, net	9,185			9,430		
Goodwill and other intangible assets	47,690			48,264		
Other assets	54,895			62,771		
Total assets	$ 1,499,734			$ 1,336,195		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 144,809	$ 308	0.85%	$ 153,352	$ 863	2.23%
Savings and money market	415,826	1,624	1.55%	460,596	3,981	3.43%
Time deposits, under $100	33,893	224	2.63%	33,379	327	3.89%
Time deposits, $100 and over	170,045	1,138	2.66%	137,605	1,786	5.15%
Brokered time deposits	165,000	1,617	3.90%	59,265	706	4.73%
Notes payable to subsidiary grantor trusts	23,702	527	8.85%	23,702	585	9.79%
Securities sold under agreement to repurchase	35,000	264	3.00%	10,900	76	2.77%
Other short-term borrowings	77,989	449	2.29%	0	0	N/A
Total interest bearing liabilities	1,066,264	$ 6,151	2.29%	878,799	$ 8,324	3.76%
Demand, noninterest bearing	261,578			263,465		
Other liabilities	28,574			23,795		
Total liabilities	1,356,416			1,166,059		
Shareholders' equity:	143,318			170,136		
Total liabilities and shareholders' equity	$ 1,499,734			$ 1,336,195		
Net interest income / margin		$ 13,046	3.83%		$ 13,781	4.65%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Nine Months Ended September 30, 2008			For the Nine Months Ended September 30, 2007		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 1,159,535	$ 53,524	6.17%	$ 800,468	$ 49,541	8.27%
Securities	129,570	4,201	4.33%	170,650	5,853	4.59%
Interest bearing deposits in other financial institutions	571	10	2.34%	2,928	104	4.75%
Federal funds sold	3,082	56	2.43%	54,996	2,158	5.25%
Total interest earning assets	1,292,758	$ 57,791	5.97%	1,029,042	$ 57,656	7.49%
Cash and due from banks	36,085			36,299		
Premises and equipment, net	9,200			5,116		
Goodwill and other intangible assets	47,880			17,981		
Other assets	57,718			62,048		
Total assets	$ 1,443,641			$ 1,150,486		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 149,451	$ 1,276	1.14%	$ 143,685	$ 2,409	2.24%
Savings and money market	453,146	6,375	1.88%	369,268	8,721	3.16%
Time deposits, under $100	34,340	815	3.17%	31,873	917	3.85%
Time deposits, $100 and over	163,793	3,891	3.17%	113,694	3,865	4.55%
Brokered time deposits	96,921	2,928	4.04%	51,359	1,757	4.57%
Notes payable to subsidiary grantor trusts	23,702	1,610	9.07%	23,702	1,749	9.87%
Securities sold under agreement to repurchase	31,033	674	2.90%	16,266	333	2.74%
Other short-term borrowings	56,306	1,104	2.62%	0	0	N/A
Total interest bearing liabilities	1,008,692	$ 18,673	2.47%	749,847	$ 19,751	3.52%
Demand, noninterest bearing	257,054			234,943		
Other liabilities	27,785			23,319		
Total liabilities	1,293,531			1,008,109		
Shareholders' equity:	150,110			142,377		
Total liabilities and shareholders' equity	$ 1,443,641			$ 1,150,486		
Net interest income / margin		$ 39,118	4.04%		$ 37,905	4.92%